J Sainsbury plc

82-913

RECEIVED
2005 DEC -2 P 3:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

05013006

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 16 November 2005

SUPPL

Dear Sir

Interim results announcement 2005/06

Please find enclosed copies of the above announcements made to the London Stock Exchange on 16 November 2005.

Yours sincerely

Hazel Jarvis
Deputy Secretary

PROCESSED
DEC 05 2005
THOMSON FINANCIAL

Enc

16 November 2005

J Sainsbury plc announces Interim Results for the 28 weeks ended 8 October 2005

Making Sainsbury's Great Again: Highlights

- Sales up and customer transactions increased by over half a million to 15 million a week
- Recovery plans on track with improving trend in like-for-like sales over last three quarters
- Availability now at industry matching levels
- Significant improvement in the offer: price, range, quality and service

Financial Summary: presented under IFRS (2004: restated)

- Underlying profit before tax from continuing operations (1) of £118 million (2004: £117 million)
- Profit before tax from continuing operations of £87 million (2004: loss of £(292) million)
- Underlying basic earnings per share (2) of 4.8 pence (2004: 3.9 pence)
- Basic earnings per share from continuing operations of 3.5 pence (2004: loss of (18.7) pence)
- Interim dividend of 2.15 pence per share (2004: 2.15 pence)
- Underlying net debt (3) £1,429 million, down £12 million since year end

Sainsbury's Supermarkets

- Total sales (inc. VAT) up 5.6 per cent to £8,815 million
- Like-for-like sales (inc. VAT) excluding petrol up by 2.1 per cent (Easter adjusted)
- Strong volume growth underpinned by grocery deflation of 1.4 per cent
- Underlying operating profit (4) of £168 million up 13.5 per cent

Sainsbury's Bank

- Underlying operating loss (4) of £(5) million (2004 restated: profit of £8 million) reflecting increased provision for bad and doubtful debt
- Commission income up by 27 per cent
- Continued growth in customer accounts - up 16 per cent to 2.4 million

Philip Hampton, chairman, said: "We are pleased with the progress we have made in the first half of the year. While it is still early days in our recovery programme, we are on track and the management team is focused on delivering the plans outlined in October 2004. We have announced an interim dividend of 2.15 pence per share, in line with last year."

Justin King, chief executive, said: "We were clear last year that we needed to fix the basics of our offer for customers and we have made good steps forward. Sales (including VAT) for the first half increased by 5.6 per cent to £8,815 million and like-for-like sales were up 2.1 per cent excluding petrol. This is a clear indication that customers are seeing improvements and increasing spend with us. Customer satisfaction has improved and we now have 15 million customers a week. Customers are now able to complete more of their weekly shop and are shopping more frequently with us again. This is key to reaching our sales growth target of £2.5 billion. Independent industry measures (5) report our growth to be ahead of the market for the first half of the year although market growth has slowed. This is ahead of our expectations and results, in part, from maximising the opportunities presented by the changing competitive environment.

"While the customer experience is much improved we still need to work on achieving consistency across all our stores, and at an acceptable cost. Our focus is on maintaining and driving further improvement. We still have a lot of work to do behind the scenes to ensure that we remain on track but the response to our initial progress endorses our belief in the attraction of Sainsbury's brand. There is a real sense that the practical steps we are taking each day are the right ones to Make Sainsbury's Great Again."

Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

(1) **Underlying profit before tax from continuing operations:** Profit before tax from continuing operations before gain or loss on the sale of properties and businesses, impairment of goodwill, financing fair value movements and items that are material and infrequent in nature, such as costs arising from the closure, relocation or re-structuring of a significant operation.

(2) **Underlying earnings per share:** Profit after tax from continuing operations attributable to equity holders before non-equity dividends, gain or loss on the sale of properties and businesses, impairment of goodwill, financing fair value movements and items that are material and infrequent in nature, such as costs arising from the closure, relocation or re-structuring of a significant operation, divided by the weighted average number of ordinary shares in issue during the year, excluding those held by the ESOP Trusts, which are treated as cancelled.

(3) **Underlying net debt:** Before IAS32 and IAS39 adjustments.

(4) **Underlying operating profit / (loss):** Profit before tax from continuing operations before finance income, finance costs and gain or loss on the sale of properties and businesses, impairment of goodwill and items that are material and infrequent in nature, such as costs arising from the closure, relocation or re-structuring of a significant operation.

(5) As measured by TNS on a 12 weekly basis compared with the previous year since January 2005.

Operating Review

Management Team

The plc Board has been strengthened further with the arrival of Darren Shapland, chief financial officer and John McAdam, senior independent director. Roger Burnley will be joining Sainsbury's Operating Board from Matalan in January 2006 to work alongside Lawrence Christensen on supply chain. He will assume full accountability for the supply chain at the end of March 2006. Lawrence will continue to support Sainsbury's in an advisory capacity until December 2006. Ten further appointments have also been made to the senior management team in the first half. These appointments demonstrate how the brand is attracting experienced and talented people who want to be a part of Sainsbury's recovery.

Making Sainsbury's Great Again - A sales-led recovery

Customers now benefit from a much improved Sainsbury's. A better product offer combined with improved availability, lower prices and enhanced service have all had a significant impact on customers as demonstrated by early sales and volume growth. Colleagues have also responded well. The brand is now capable of attracting lapsed and new customers and this was key to the timing of the re-launch in September. With the first phase of fixing the basics progressing well, 'Try Something New Today' marks the next stage in Making Sainsbury's Great Again.

Fixing the Basics

Availability

Good progress has been made on availability but there is still much to do. Since October 2004, the number of products out of stock has been reduced by around 75 per cent. New store processes, tested in a number of locations, were fully rolled-out to all stores by June 2005. New ways of working have been introduced in the supply chain to speed up turnaround of store orders and manual interventions have improved the performance of the automated depots. These are processing around two million cases per week, roughly double the amount achieved the previous year. This is a significant improvement but the investment in additional labour in both stores and depots continues to incur higher costs than those originally anticipated.

Following a full review of the geographical location of depots and products held, further changes are now being made. The depot network is being reorganised to ensure the most efficient distribution of product to stores. The number of miles per case being travelled is being reduced and the network's ability to respond to demand is being increased. Significant support was gained from colleagues and unions in transferring the operation of the Charlton depot to Exel Logistics. This has enabled the third party management of a composite distribution network in the South East providing stores with a more effective and efficient replenishment operation. Basingstoke and St Albans have also been reorganised into composite facilities.

Consultation is currently taking place at Rotherham as the depot is no longer required. As a result of increased sales volumes Buntingford re-opened again in October to provide additional capacity for Christmas.

Pricing

The target to grow core grocery sales by £1.4 billion will only be achieved if customers continue to be able to buy great products at fair prices. The significant investment in price has continued and promotions have made a greater impact and are noticeable in store. The target to achieve ongoing buying efficiencies of 100-150 basis points per annum is also on track and being reinvested in the customer offer. Grocery deflation for the first half was 1.4 per cent.

Customers have noticed the reductions in their bill at the checkout, as have industry monitors. For example, Sainsbury's was the cheapest supermarket for four weeks running according to The Grocer magazine's '33' price survey during September. The company is committed to ensuring customers can shop competitively at Sainsbury's and get great quality at fair prices.

Product Quality and Innovation

Price and Quality are the foundations of Sainsbury's offer and it is important for customers that quality is maintained and improved. Innovation has also been a key part of the company's heritage and the 'Try Something New Today' campaign has caught the imagination of customers. Sales of products featured in September's launch advertisement had significant sales uplifts which have largely been sustained. Sainsbury's had over 50 per cent market share for British Cox apples following the suggestion that they be added to sausages and sage. Customers have also picked up over 24 million idea cards.

Sainsbury's focus on fresh products is a key point of difference for customers. Advertising during the first half highlighted seasonal products such as Jersey Royal new potatoes, asparagus and strawberries with outstanding success. Products sold through with significant uplifts on the previous year as customers supported the company's commitment to British farming.

Over 30 product categories have now been reviewed. The programme's first phase is on track to be completed by May 2006. It involves the re-ranging and simplification of ranges to ensure a better choice of products is in place and displayed appropriately so customers can make an informed choice of the product that best fits their need.

Sainsbury's universal appeal has been developed further with the re-launch of a number of sub brands. The 'Basics' low price range, consisting of nearly 500 products, has been a great success with incremental sales in many areas. 'Taste the Difference' is also performing strongly with current sales growth around 24 per cent. Most recently around 300 organic products were re-launched under the new brand Sainsbury's 'SO' Organic which pushes the boundaries on organic standards. All supermarkets now stock at least 100 organic products but many carry the full range of over 700 Sainsbury's and branded products. Sales are up 19 per cent with particularly good performances in fresh food areas. The launch of this range has brought the total number of new products introduced by Sainsbury's in the last year to 13,000, with an additional 3,200 improved in the same period.

Sainsbury's has been recognised for its innovation with over 60 industry awards over the last year. Acknowledgement has been given for both excellence in retailing and product quality, particularly in areas such as meat, fish, prepared foods and beers, wines and spirits. This has been highlighted by the upcoming Q Awards, the industry's leading retail quality food and drink awards, where 30 products have been short-listed, the largest number of any retailer. In the last six months an innovation team of technical and packaging experts has been recruited to drive quality and innovation even further.

All of these initiatives require close supplier partnerships and a series of supplier conferences, projects and initiatives are now being undertaken to deliver more great products at fair prices for customers.

Complementary Non-Food
A target of £700 million of sales growth from non-food product ranges was outlined in October 2004. Much of the focus on non-food this year has concentrated on making existing space work harder. Core ranges such as cards, wrapping paper, music and DVDs have been revamped and big product launches have been well supported.

Sainsbury's has also recently opened offices in Poland and Hong Kong to liaise more directly with suppliers and it is hoped that this will provide benefits across several product categories although the initial focus is on non-food.

It is now just over a year since the launch of TU, Sainsbury's own label clothing range which is on sale in 185 stores. The range has performed extremely well. Sales are significantly up on those of the previous offer, and continue to increase as the range is developed and improved. TU is now the fastest growing clothing brand in the UK according to analysis by Verdict Consulting with like-for-like sales up 28%.

Simplifying Store Formats and Operations

Sainsbury's Supermarkets
Nine stores were refurbished or extended during the first half and it is expected around a further 30 refurbishments and five extensions will have been completed by the end of this financial year. Willesden Green opened, there were four closures and 19 stores were transferred to Convenience, resulting in a store estate of 443 at the end of the first half.

In August the purchase of a further nine Safeway branded stores from Morrisons was announced. Seven are in the South of England, one is in the Midlands and one is in Scotland. The stores are leasehold and, at an average size of around 20,000 sq ft, will add over 175,000 sq ft of new space. The stores are being refurbished to re-open in time for Christmas trading. The 14 stores previously acquired from Morrisons are on average achieving over 15 per cent like-for-like sales growth once they have annualised.

Convenience Stores
It is anticipated that £400 million of additional sales will be achieved through organic growth and acquisition. Sainsbury's Local stores are being refurbished and re-ranged to more accurately serve the needs of customers shopping in these smaller stores. Around one third will have been refurbished by the end of the financial year with 13 completed to date.

The integration of the acquisitions has also continued. The majority of the Shaws stores purchased in April have now been converted to the Sainsbury's Local format and 46 Jackson's, Bells and Beaumont stores have been converted to the 'Sainsbury's at ...' format since acquisition. In all these stores customers have responded well to the increased focus on fresh food and the introduction of Sainsbury's branded products and significant sales uplifts are being generated of circa 20 per cent. In total there are 287 convenience stores at the end of the first half.

Sainsbury's Online Home Delivery Service
This service is now fully integrated with stores and has also benefited from the general improvement in product availability. The website was re-launched at the end of September and the service now delivers over 38,000 orders a week, up from 30,000 a year ago. At the same time the average basket size has increased by four per cent. Improvements in product availability and customer service have increased customer retention and also helped drive new customer acquisition through recommendations.

IT Systems
As announced on 27 October 2005, the IT services currently provided by Accenture will be migrated back to Sainsbury's together with a number of Accenture employees. Sainsbury's IT focus has changed since the contract was initially signed and the company concluded it is the right time to rebuild expertise back in-house. All termination and / or transition costs will be treated as an exceptional item this financial year, and details will be provided in due course. It is expected that future cost savings will payback any exit costs within two years. Sainsbury's has developed and will manage the transition plans and work closely with Accenture to implement the migration which is expected to take place by the end of April 2006. The IT cost savings will start to come through in 2006/07, with the full benefit of the change impacting the second half of next year.

Operating Costs
The company is on track to deliver the £400 million of cost reductions identified in October 2004, with £100 million expected in the current financial year. As previously indicated these have underpinned the investment in price and the wider customer offer and have covered the emerging cost pressures being widely reported by retailers. Business rates and salary costs were budgeted to rise but energy costs are higher than anticipated. Due to the nature of Sainsbury's contractual position the increase in energy costs will have a bigger impact in the second half of 2006/07.

Sainsbury's Bank
The Bank made an underlying operating loss of £(5) million in the first half due to the investment in growth and the increased provisioning for bad and doubtful debt. The financial results for the second half of 2005/06 are expected to be similar to those reported in the first half. Sainsbury's believes that the supermarket banking model is robust and the move to more commission based products is appropriate for long term growth and profitability. However, given the financial results in this first year of the plan, it is not anticipated that the three year profit target of £90 million will be achievable.

Corporate Responsibility (CR)
A major success of the first half was the Active Kids campaign in which over 80 per cent of all UK schools participated. This project is a good example of how Sainsbury's approach to corporate responsibility is central to how the company does business in the communities in which it operates. Over £17 million of sports equipment and experiences have been delivered during the past two months and work is now underway to develop and improve the Active Kids scheme for 2006.

Sainsbury's CR report is available online at the company's website www.j-sainsbury.co.uk/cr which won a prestigious Clarion award in September 2005. This new award scheme, launched at Parliament three years ago, acknowledges the best examples of responsible communication on CR, sustainable development, cultural/social aspiration and social inclusion.

Looking Forward
The market is expected to remain highly competitive for the rest of the year. Sainsbury's is moving into a period when comparatives particularly in quarter four will be tougher, but the priority remains investment in the customer offer to maintain sales growth. The steps already taken, together with plans for Christmas trading, give confidence that Sainsbury's will continue to make progress towards Making Sainsbury's Great Again. As previously announced, it is anticipated that the benefits of the operational gearing in the business wil be delivered largely in the second half of 2006/07.

Enquiries:

Investor relations	**Media**
+44 (0) 20 7695 7162	+44 (0) 20 7695 6127
Lynda Ashton	Pip Wood

To view the slides of the Results Presentation and the Webcast:
We recommend that you register for this event in advance, to do so, please visit www.j-sainsbury.co.uk and follow the on-screen instructions. To participate in the live event, please go to the website from 9.30am GMT on the day of the announcement, and further instructions will be on the website. The archive of this event will be available from 16:00 GMT on the day in the form of a delayed webcast.

To listen to the Results Presentation:
To participate, dial +44 (0) 20 7365 1833 or +44 (0) 20 7365 1834 at least ten minutes prior to the start of the presentation. You will be asked to give your name and company details. You will then be placed on hold and will hear music until the presentation starts.

An archive of this event will be available from 12:30 GMT on +44 (0) 20 7784 1024, pin number 6907468 until midnight GMT on Friday 18th November 2005.

To view the transcript of the presentation:
Go to www.j-sainsbury.co.uk from Friday 18th November 2005.

Financial Review

The results for the 28 weeks ended 8 October 2005 reflect a half year of progress on the Making Sainsbury's Great Again recovery plan.

Sales including VAT from continuing operations increased by 5.9 per cent to £8,978 million (2004 restated: £8,481 million). Underlying profit before tax from continuing operations (1) was £118 million (2004 restated: £117 million). Underlying basic earnings per share from continuing operations (2) were 4.8 pence (2004 restated: 3.9 pence). Profit before tax from continuing operations was £87 million (2004 restated: £(292) million loss). Basic earnings per share from continuing operations increased to 3.5 pence (2004 restated: (18.7) pence loss). An interim dividend of 2.15 pence per share is proposed (2004 restated: 2.15 pence).

International Financial Reporting Standards ('IFRS')

The results reflect the adoption of accounting policies under International Accounting Standards ('IAS'). An announcement explaining the impact of IFRS was made on 16 June 2005 with further guidance on 7 October 2005 showing how the results for the 28 weeks to 9 October 2004 would have been stated under IFRS. Copies of both documents are available from our website www.j-sainsbury.co.uk.

In accordance with emerging interpretation of IAS 17, since the guidance issued on 7 October 2005, an adjustment to the accounting treatment for leases that have fixed annual rent increases has been made. Formerly these would be accounted for by matching the profit and loss account charge to the annual cash flow. Emerging interpretation suggests that these leases should be accounted for by spreading the cost of all of the fixed rent increases evenly over the lease term. The impact of this is to decrease opening reserves by £(17) million and decrease underlying profit before tax for the half by £(2) million (2004 restated: £(2) million). The impact of this interpretation on the 2004/05 full year, provided on 16 June 2005, reduces underlying profit before tax from continuing operations by £(4) million to £238 million.

The results for the 28 weeks ended 8 October 2005 ('half year') are based on management's best knowledge of expected standards and interpretations. However, IFRS and International Financial Reporting Interpretations Committee ('IFRIC') interpretations are still subject to ongoing review and possible amendment.

The overall impact of IFRS adjustments in the half year is a reduction in underlying profit before tax from continuing operations (2) of £(2) million (2004: £(2) million).

£m	**28 weeks to 8 October 2005**	28 weeks to 9 October 2004
IFRS		
Underlying profit before tax from continuing operations (1)	**118**	117
Leases and lease incentives	**4**	3
Pensions	**(12)**	(5)
Share-based payment	**12**	5
Impairment (3)	**(3)**	(1)
Sainsbury's Bank	**1**	–
	2	2
UK GAAP		
Underlying profit on ordinary activities before tax from continuing operations (4)	**120**	119

(1) Profit before tax from continuing operations before gain or loss on the sale of properties and businesses, impairment of goodwill, financing fair value movements and items that are material and infrequent in nature, such as costs arising from the closure, relocation or re-structuring of a significant operation.
(2) Profit after tax from continuing operations attributable to equity holders before non-equity dividends, gain or loss on the sale of properties and businesses, impairment of goodwill, financing fair value movements and items that are material and infrequent in nature, such as costs arising from the closure, relocation or re-structuring of a significant operation, divided by the weighted average number of ordinary shares in issue during the year, excluding those held by the ESOP Trusts, which are treated as cancelled.
(3) Relates to the write-back of capital additions and depreciation on impaired stores.
(4) Before exceptional items, amortisation of goodwill, and gain or loss on the sale of properties and businesses.

Summary income statement £m	**28 weeks to 8 October 2005**	Restated 28 weeks to 9 October 2004	% change
Sales (inc VAT)			
Retailing - Supermarkets and Convenience	**8,815**	8,348	5.6
Financial services - Sainsbury's Bank	**163**	133	22.6
Total continuing sales (inc VAT)	**8,978**	8,481	5.9
Sales (ex VAT)			
Retailing - Supermarkets and Convenience	**8,164**	7,764	5.2
Financial services - Sainsbury's Bank	**163**	133	22.6
Total continuing sales (ex VAT)	**8,327**	7,897	5.4
Underlying operating profit			
Retailing - Supermarkets and Convenience	**168**	148	13.5
Financial services - Sainsbury's Bank	**(5)**	8	(162.5)
Total continuing underlying operating profit	**163**	156	4.5
Finance charges - pre financing fair value movements	**(45)**	(39)	(15.4)
Underlying profit before tax	**118**	117	0.9
Business Review and Transformation operating costs	**(14)**	(417)	96.6
(Loss) / profit on sale of assets	**(7)**	8	(187.5)
Financing fair value movements	**(10)**	-	n/a
Profit / (loss) before tax	**87**	(292)	129.8
Income tax (expense) / credit	**(34)**	66	(151.5)
Profit / (loss) from continuing operations after tax	**53**	(226)	123.5

Retailing - Supermarkets and Convenience
Sales (including VAT) increased by 5.6 per cent to £8,815 million (2004: £8,348 million) reflecting a significant contribution from like-for-like growth, petrol and new space. Easter adjusted like-for-like sales performance excluding petrol was up 2.1 per cent for the half year and including petrol was up 3.1 per cent for the half year.

There was 1.4 per cent price deflation in grocery, driven by investment in the customer offer, although strong inflation in petrol prices has resulted in total price inflation of 0.5 per cent for the half year.

Underlying retailing operating profit improved by 13.5 per cent to £168 million (2004 restated: £148 million) reflecting the higher sales volume and a 0.1 percentage point improvement in operating margin (VAT inclusive) to 1.9 per cent for the half year (2004 restated: 1.8 per cent).

Cost efficiencies, particularly in stock loss and central costs, helped offset the impact of investment in gross margin and in store labour costs as investment in the customer offer in price, quality and service continued. In common with other UK retailers, the business is sensitive to the rising external cost pressures on business rates and oil-related costs.

Financial services - Sainsbury's Bank
The financial services underlying operating loss of £(5) million (2004 restated: profit of £8 million) was below plan, although customer accounts grew by 16 per cent and there has been growth in assets and income in the half year. The level of provisioning for bad and doubtful debts has increased and relates to the business undertaken in previous years and to weaker levels of consumer confidence and the challenging market conditions.

The prior year comparative has been restated to reflect a reclassification of interest expense from operating profit into interest payable to ensure it is consistent with the current year treatment. The impact of this reclassification is to increase the 2004/05 first half underlying operating profit by £2 million to £8 million and the 2004/05 full year underlying operating profit by £4 million to £17 million, both with compensating adjustments within finance charges.

Finance charges (pre financing fair value movements) of £45 million was an increase on the previous year (2004 restated: £39 million). This reflected a higher average net debt position for the first half of this year, given that the prior year benefited for part of the period from disposal proceeds from the disposal of Shaw's on 30 April 2004, before a significant proportion of the proceeds were returned to shareholders on 19 July 2004. Finance charges benefit from improved net returns on pension scheme assets and liabilities of £12 million (2004 restated: £6 million) due to accounting for pensions under IAS. In addition, capitalised interest reduced the finance charges by £2 million (2004: £3 million).

Business Review and Transformation costs of £14 million were charged for the half year in continuing operations (2004 restated: £417 million, of which £395 million related to Business Review and £22 million related to Business Transformation costs). It is estimated that a total of £50 million of Business Review costs will be incurred in the financial year ending 25 March 2006 ('full year'), in line with previous guidance. The impact on cash flow of Business Review and Transformation costs in the half was a £39 million outflow. The full year cash outflow is expected to be around £80 million.

IT migration costs. On 27 October 2005, it was announced that the IT services currently provided by Accenture will be migrated back to Sainsbury's together with a number of Accenture employees. All termination and/or transition costs will be treated as an exceptional item in the full year. No provision for exceptional costs has been made at the half year and all the costs of migration will be recognised in the second half. These costs will be in addition to the Business Review and Transformation costs already described above. It is expected that as a result of future cost savings, the exit costs will pay back within two years.

Profit/(loss) on sale of assets
Surplus properties were sold in the year generating total cash proceeds of £121 million (2004: £88 million) and an overall loss on sale of £(7) million (2004: £8 million profit). Cash proceeds are forecast to be in the region of £150 million for the financial year.

Financing fair value movements
The Group does not use derivatives for speculative purposes, however certain swaps, while providing effective economic hedges, do not qualify for hedge accounting under IAS 39 and changes in the fair value of non-qualifying derivative instruments are recognised in the income statement. These are non-cash movements and are inherently volatile and therefore excluded from the definition of underlying profit. The fair value movement for the first half was a negative impact of £(10) million, of which £(6) million relates to the Bank. The Group took the option under IFRS 1 (First-time adoption) to defer the implementation of IAS 32 and IAS 39 to the current year and so there is no impact to the prior year amounts.

Taxation
The income tax expense was £34 million (2004 restated: credit of £66 million). The underlying rate was 35.5 per cent (2004 restated: 36.0 per cent) and the effective rate was 39.5 per cent (2004 restated: (22.3) per cent tax credit). The underlying rate exceeded the nominal rate of UK corporation tax principally due to the lack of effective tax relief on depreciation of UK retail properties. The tax credit last year arose from the effect of the exceptional costs, which were predominantly tax deductions.

Earnings per share and dividends
Underlying basic earnings per share from continuing operations increased from 3.9 pence to 4.8 pence, reflecting the improved underlying profit after tax attributable to equity holders after adjusting for the minority interests at Sainsbury's Bank and the impact of the share consolidation during 2004/05 financial year. Basic earnings per share from continuing operations increased to 3.5 pence (2004 restated: (16.7) pence loss) as last year was impacted by the costs associated with the Business Review.

An interim dividend of 2.15 pence per share is proposed (2004: 2.15 pence) and will be paid on 6 January 2006 to shareholders on the Register of Members at the close of business on 25 November 2005.

Capital expenditure
Capital expenditure reduced in the half year to £216 million (2004: £553 million which included the acquisition of stores from Morrisons). This included £63 million on new stores (2004: £50 million excluding the acquisition of stores from Morrisons) and £103 million (2004: £94 million) on extensions and refurbishments. Ten new stores were opened in the first half, including Willesden Green supermarket and nine convenience stores, five being from the acquisition of SL Shaw Ltd, a neighbourhood convenience store operation in the South East of England. The supermarket estate benefited from three extensions and six refurbishments in the first half, with around a further 30 refurbishments and five extensions planned for the second half. In addition, over 100 convenience stores will be refurbished in the full financial year, of which 49 were completed in the first half.

In August we agreed to acquire a further nine Safeway branded stores from Morrisons which are currently being refurbished to reopen in time for Christmas trading. Capital expenditure is forecast to be in the region of £550 million for the financial year.

Cash flow

The net debt increased by £49 million from £1,441 million at the 2004/05 year end to £1,490 million. However this includes a £61 million adjustment relating to IAS 32 and IAS 39 in the first half. The Group took the option under IFRS 1 (First-time adoption) to defer the implementation of IAS 32 and IAS 39 to the full year and so there is no impact to the prior year comparatives.

On a UK GAAP basis, excluding the impact of IFRS in both the half year and prior full year, net debt would have decreased by £12 million from an opening position of £1,388 million to £1,376 million.

£m	8 October 2005	Restated 9 October 2004	Restated 26 March 2005
Underlying IFRS Group net debt	**(1,429)**	(1,735)	(1,441)
IAS 32 and IAS 39 adjustments to net debt	**(61)**	-	-
IFRS Group net debt	**(1,490)**	(1,735)	(1,441)
IFRS adjustments			
Finance leases	**53**	53	53
IAS 32 and IAS 39 adjustments to net debt	**61**	-	-
UK GAAP Group net debt	**(1,376)**	(1,682)	(1,388)
Of which:			
Net debt (excluding Sainsbury's Bank)	**(1,581)**	(1,813)	(1,526)
Sainsbury's Bank	**91**	78	85
Closing net debt at the end of the period	**(1,490)**	(1,735)	(1,441)

Balance sheet

Shareholders funds decreased by £(112) million in the half to £3,915 million, primarily due to the introduction of IAS 32 and 39, and net debt increased by £49 million, increasing gearing to 39 per cent (2004: restated 37 per cent).

Summary balance sheet £m	8 October 2005	Restated 9 October 2004	Restated 26 March 2005
Non-current assets (Excluding derivative financial instruments)	**8,839**	8,946	8,799
Inventories	**551**	553	559
Trade and other receivables	**1,582**	1,503	1,625
Cash and non-current asset investments	**780**	523	706
Debt	**(2,270)**	(2,258)	(2,147)
Net debt	**(1,490)**	(1,735)	(1,441)
Other creditors and provisions	**(5,487)**	(5,192)	(5,430)
Net assets	**3,995**	4,075	4,112
Equity shareholders' funds	**3,915**	3,992	4,027
Minority interest	**80**	83	85
Capital employed	**3,995**	4,075	4,112

Sainsbury's Bank - Balance sheet presentation

Consistent with the Annual Report and Financial Statements 2005, the assets, liabilities and cash of Sainsbury's Bank are presented within the Group's asset, liability and cash classifications. However, a separate note details the assets and liabilities that relate to Sainsbury's Bank. Prior year figures have been restated on a comparable basis. This has had the effect of reducing Group net debt by £78 million at October 2004.

Contingent liabilities

As noted in the Annual Report and Financial Statements 2005, HM Revenue and Customs have challenged the way that Sainsbury's Supermarkets accounts for VAT on Nectar rewards redeemed in stores by customers. Professional advice has been taken which indicates current treatment is correct. The possible total liability at the half year is £25 million (2004/05 full year: £22 million) and was not provided for in the half year as it is considered unlikely to arise.

Pensions

An actuarial valuation of the UK defined benefit pension schemes as at 29 March 2003 indicated a deficit of £161 million. The next actuarial review is due at March 2006.

Under IAS 19 the difference between the fair value of the plan assets and the present value of the defined benefit obligation is recognised on the balance sheet. The profit and loss charge is split between the operating service charge and the financing charge/credit. Actuarial gains and losses are recognised through the statement of recognised income and expense.

£m	8 October 2005	Restated 9 October 2004	Restated 26 March 2005
Fair value of plan assets	**3,266**	2,807	2,976
Discounted value of scheme obligations	**(3,848)**	(3,410)	(3,503)
Retirement benefit obligation	**(582)**	(603)	(527)
Deferred taxation	**174**	181	158
Net deficit	**(408)**	**(422)**	**(369)**

At 8 October 2005, the deficit (after deferred tax) is £408 million (March 2005: £369 million). Strong returns on stock market assets in the first half have been offset by a softening of bond yields which has had the effect of increasing the discounted value of pensions obligations by more than the increase in asset values.

Impact of International Financial Reporting Standards

To aid understanding of the effect of the changes arising from the adoption of International Financial Reporting Standards ("IFRS") and to aid comparability with the Group's historic performance, the tables below show a reconciliation of profit, net assets and net debt under IFRS to how they would have been under UK Generally Accepted Accounting Practice ("UK GAAP").

Reconciliation of profit

	28 weeks to 8 October 2005 £m	28 weeks to 9 October 2004 £m
IFRS		
Underlying profit before tax from continuing operations (1)	**118**	**117**
Leases and lease incentives	4	3
Pensions	(12)	(5)
Share-based payments	12	5
Impairment (2)	(3)	(1)
IAS 32 and IAS 39	1	-
	2	2
UK GAAP		
Underlying profit before tax from continuing operations (3)	120	119
IFRS		
Profit for the financial period (after discontinued operations)	**53**	**148**
Leases and lease incentives	3	3
Pensions	(9)	(3)
Sale of Shaw's (4)	-	(116)
Goodwill amortisation write-back (5)	(3)	(1)
Share-based payments	10	4
Impairment (2)	(2)	(9)
IAS 32 and IAS 39 (6)	8	-
	7	(122)
UK GAAP		
Profit for the financial period	60	26

(1) Profit before tax from continuing operations before gain or loss on the sale of properties and businesses, impairment of goodwill, financing fair value movements and items that are material and infrequent in nature, such as costs arising from the closure, relocation or re-structuring of a significant operation.
(2) Relates to the write-back of capital additions and depreciation on impaired stores.
(3) Before exceptional items, amortisation of goodwill and gain or loss on the sale of properties and businesses.
(4) Sale of US Supermarkets business "Shaw's"
(5) Write-back of amortisation of the Group's goodwill on its acquired subsidiaries (Bells, Jacksons, Beaumont's and SL Shaw UK).
(6) Includes tax relief on fair value movements.

Reconciliation of net assets

	8 October 2005 £m	9 October 2004 £m
<u>IFRS</u>		
Total net assets	**3,995**	**4,075**
Leases and lease incentives	33	28
Pensions	408	422
Other employee benefits	5	5
Reversal of dividend accrual	(37)	(36)
Impairment (1)	33	36
Deferred tax on revaluation reserve (2)	7	7
Goodwill amortisation write-back	(7)	(1)
Deferred tax on share-based payments	(3)	(1)
IAS 32 and IAS 39 (3)	47	-
	486	460
<u>UK GAAP</u>		
Total net assets	4,481	4,535

(1) Relates to the write-back of capital additions and depreciation on impaired stores.
(2) Deferred tax adjustments are included within the respective adjustments where applicable.
(3) Includes tax relief on fair value movements.

Net debt

None of the adjustments arising from the adoption of IFRS relate to cash flows and therefore there is no impact on reported cash flows. However, net debt is increased by £114 million at 8 October 2005 (£53 million at 9 October 2004) due to the inclusion of: the finance lease obligation, the outstanding B shares and fair value adjustments.

CONSOLIDATED INCOME STATEMENT (unaudited)

	Note	28 weeks to 8 October 2005 £m	28 weeks to 9 October 2004 (1) £m	52 weeks to 26 March 2005 (2) £m
Continuing operations				
Revenue	4	**8,327**	7,897	15,202
Cost of sales		**(7,747)**	(7,752)	(14,544)
Gross profit		**580**	145	658
Administrative expenses		**(431)**	(406)	(830)
Other (expense)/income		**(7)**	8	21
Operating profit/(loss)	4	**142**	(253)	(151)
Finance income	6	**15**	36	44
Finance costs	6	**(70)**	(75)	(132)
Share of post-tax profit from joint ventures		**-**	-	1
Profit/(loss) before taxation		**87**	(292)	(238)
Analysed as:				
Underlying profit before tax from continuing operations (3)		**118**	117	238
Business Review and Transformation operating costs	5	**(14)**	(417)	(497)
(Loss)/profit on sale of properties		**(7)**	8	21
Financing fair value movements	6	**(10)**	-	-
		87	(292)	(238)
Income tax (expense)/credit	7	**(34)**	66	51
Profit/(loss) from continuing operations		**53**	(226)	(187)
Discontinued operations				
Profit attributable to discontinued operations		**-**	374	375
Profit for the financial period		**53**	148	188
Attributable to:				
Equity holders of the parent		**58**	146	184
Minority interests		**(5)**	2	4
		53	148	188
Earnings/(losses) per share	9	**pence**	pence	pence
Basic		**3.5**	1.9	4.1
Diluted		**3.4**	1.9	4.0
From continuing operations:				
Basic		**3.5**	(18.7)	(17.4)
Diluted		**3.4**	(18.7)	(17.3)

(1) Revenue and cost of sales for the 28 weeks to 9 October 2004 have been restated to reduce both amounts by £82 million in order to correct a misclassification in the prior period published results. In addition, £2 million of interest incurred by Sainsbury's Bank during the period has been reclassified from cost of sales to finance income/costs, in order to be consistent with the treatment in the current period. Neither of these adjustments impact underlying or statutory profit before tax.

(2) £4 million of interest incurred by Sainsbury's Bank for the 52 weeks to 26 March 2005 has been reclassified from cost of sales to finance income/costs, in order to be consistent with the treatment in the current period. This adjustment does not impact underlying or statutory profit before tax.

(3) Profit before tax from continuing operations before gain or loss on the sale of properties and businesses, impairment of goodwill, financing fair value movements and items that are material and infrequent in nature, such as costs arising from the closure, relocation or re-structuring of a significant operation.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE (unaudited)

	Note	**28 weeks to 8 October 2005 £m**	28 weeks to 9 October 2004 £m	52 weeks to 26 March 2005 £m
Currency translation differences on foreign operations		**-**	1	(3)
Actuarial (losses)/gains on defined benefit pension schemes		**(67)**	57	128
Cash flow hedges				
- *effective portion of changes in fair value*		**1**	-	-
Tax on items recognised directly in equity	7	**20**	(17)	(38)
Net (loss)/income recognised directly in equity		**(46)**	41	87
Adoption of IAS 32 and IAS 39		**(24)**	-	-
Profit for the financial period		**53**	148	188
Total recognised income and expense for the financial period		**(17)**	189	275
Attributable to:				
Equity holders of the parent		**(12)**	187	271
Minority interests		**(5)**	2	4
		(17)	189	275

CONSOLIDATED BALANCE SHEET (unaudited)

	Note	**8 October 2005 £m**	9 October 2004 (1) £m	26 March 2005 £m
Non-current assets				
Property, plant and equipment		**6,978**	7,251	7,076
Intangible assets		**196**	200	203
Loans to Sainsbury's Bank customers		**1,471**	1,295	1,342
Derivative financial instruments		**159**	-	-
Deferred income tax asset	11	**174**	181	158
Other investments		**20**	19	20
		8,998	8,946	8,799
Current assets				
Inventories		**551**	553	559
Trade and other receivables		**310**	293	319
Loans to Sainsbury's Bank customers and other banks		**1,191**	1,119	1,216
Held-to-maturity investments		**78**	-	-
Derivative financial instruments		**3**	-	-
Investment securities		**-**	91	90
Cash and cash equivalents		**619**	523	706
		2,752	2,579	2,890
Non-current assets held for resale	10	**43**	60	87
		2,795	2,639	2,977
Total assets		**11,793**	11,585	11,776
Current liabilities				
Trade and other payables		**(1,966)**	(2,010)	(2,099)
Amounts due to Sainsbury's Bank customers and other banks		**(2,299)**	(2,318)	(2,464)
Short term borrowings		**(263)**	(399)	(354)
Derivative financial instruments		**(38)**	-	-
Taxes payable		**(106)**	45	(55)
		(4,672)	(4,682)	(4,972)
Net current liabilities		**(1,877)**	(2,043)	(1,995)
Non-current liabilities				
Long term borrowings		**(2,190)**	(1,832)	(1,783)
Loan from minority shareholder		**(45)**	(27)	(36)
Derivative financial instruments		**(7)**	-	-
Deferred income tax liability		**(152)**	(209)	(159)
Retirement benefit obligations	11	**(582)**	(603)	(527)
Provisions and other liabilities		**(150)**	(157)	(187)
		(3,126)	(2,828)	(2,692)
Net assets		**3,995**	4,075	4,112
Equity				
Called up share capital		**487**	640	620
Share premium account		**763**	757	761
Capital redemption reserve		**665**	527	547
Other reserves		**41**	41	87
Retained earnings		**1,959**	2,027	2,012
Equity shareholders' funds	16	**3,915**	3,992	4,027
Minority interests		**80**	83	85
Total equity		**3,995**	4,075	4,112

(1) Restated for the change in classification of Sainsbury's Bank's assets, liabilities and cash (see note 1).

CONSOLIDATED CASH FLOW STATEMENT (unaudited)

	Note	**28 weeks to 8 October 2005 £m**	28 weeks to 9 October 2004 (1) £m	52 weeks to 26 March 2005 £m
Net cash from operating activities	8	**302**	372	768
Cash flows from investing activities				
Purchase of property, plant and equipment		**(292)**	(508)	(710)
Purchase of intangible assets		**(3)**	(7)	(14)
Proceeds from disposal of property, plant and equipment		**121**	88	266
Acquisition of subsidiaries, net of cash acquired		**(6)**	(92)	(99)
(Costs)/proceeds from disposal of operations, net of cash disposed		**(9)**	1,137	1,117
Interest received		**2**	16	32
Net cash from investing activities		**(187)**	634	592
Cash flows from financing activities				
Proceeds from issuance of ordinary shares		**1**	-	5
Capital redemption		**(6)**	(527)	(547)
Capital redemption expenses		**-**	(2)	(2)
Repayment of short term borrowings		**(223)**	(3)	(14)
Repayment of long term borrowings		**-**	(150)	(185)
Repayment of capital element of obligations under finance lease borrowings		**-**	(32)	(116)
Interest elements of obligations under finance lease payments		**(2)**	(4)	(8)
Equity dividends paid		**(95)**	(218)	(254)
Non-equity dividends paid		**-**	(112)	(113)
Issue of loan from Sainsbury's Bank minority shareholder		**9**	-	9
Net cash from financing activities		**(316)**	(1,048)	(1,225)
Net (decrease)/increase in cash and cash equivalents		**(201)**	(42)	135
Opening cash and cash equivalents		**700**	564	564
Effects of foreign exchange rates		**-**	1	1
Closing cash and cash equivalents		**499**	523	700

Cash and cash equivalents consist of:				
Cash and cash equivalents		**619**	523	706
Bank overdrafts		**(120)**	-	(6)
		499	523	700

Reconciliation of net cash flow to movement in net debt				
(Decrease)/increase in cash and cash equivalents		**(201)**	(42)	135
Decrease in debt		**302**	153	190
Loans and finance leases disposed of with subsidiaries		**-**	230	230
Movement in finance leases		**-**	32	116
Foreign exchange adjustments and other non-cash movements		**53**	(20)	(24)
Decrease in net debt before impact of IAS 32 and IAS 39		**154**	353	647
IAS 32 and IAS 39 adjustments to net debt	15	**(203)**	-	-
(Increase)/decrease in net debt in the period		**(49)**	353	647
Opening net debt at the beginning of the period		**(1,441)**	(2,088)	(2,088)
Closing net debt at the end of the period		**(1,490)**	(1,735)	(1,441)

(1) Restated for the change in classification of Sainsbury's Bank's assets, liabilities and cash (see note 1).

Notes to the Interim Results (unaudited)

1. General information

The Interim Results are unaudited but have been reviewed by the auditors whose report is set out on page 38. The financial information presented herein does not amount to full statutory accounts within the meaning of Section 240 of the Companies Act 1985 (as amended). The Annual Report and Financial Statements 2005 have been filed with the Registrar of Companies. The audit report on the Annual Report and Financial Statements 2005 was unqualified and did not contain a statement under Section 237 (2) of the Companies Act 1985.

The presentation of the Group's comparative 9 October 2004 balance sheet and cash flow statement has been revised to reflect the inclusion of the assets, liabilities and cash of Sainsbury's Bank within the appropriate classifications in the Group's balance sheet, consistent with the treatment adopted at 26 March 2005. This is a change in presentation only. In the 9 October 2004 Interim Results, the assets, liabilities and cash of Sainsbury's Bank were reported separately to the assets and liabilities of the rest of the Group, both on the face of the balance sheet and within the notes to the financial statements.

2. Accounting policies

Basis of the preparation of the financial statements

Prior to 27 March 2005, the Group prepared its audited annual financial statements and unaudited interim results under UK Generally Accepted Accounting Practice ("UK GAAP"). From 27 March 2005, the Group is required to prepare its annual financial statements in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union ("EU") and implemented in the UK. As the 2006 annual financial statements will include comparatives for 2005, the Group's date of transition to IFRS is 28 March 2004 and the 2005 comparatives have been restated under IFRS.

The financial information contained in the Interim Results has been prepared on the basis of the Group's IFRS accounting policies as set out in note 21. As required by the Listing Rules, these are the policies expected to be applied in the Group's 2006 annual financial statements. As permitted, the Group has not applied IAS 34 'Interim Reporting' in preparing the Interim Results.

In preparing this financial information, management has used its best knowledge of the expected standards and interpretations that will be applied in the Group's 2006 annual financial statements. In particular, the directors have assumed that the European Commission ("EC") will endorse the Amendment to IAS 19 'Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosures' issued by the International Accounting Standards Board ("IASB") on 16 December 2004.

IFRS and International Financial Reporting Interpretations Committee ("IFRIC") interpretations are subject to ongoing review and possible amendment or interpretative guidance and therefore are still subject to change. Thus, it is possible that the information presented here may be subject to change before its inclusion in the 2006 annual financial statements, which will be the Group's first set of financial statements prepared in accordance with IFRS.

3. Seasonality

The business of the Group is not subject to highly seasonal fluctuations although there is an increase in trading at Christmas.

4. Segmental Information

The Group's primary reporting format is business segments, with each segment representing a business unit that offers different products and serves different markets.

The businesses are organised into two operating divisions: retailing (Supermarkets and Convenience) and financial services (Sainsbury's Bank). All material continuing operations are carried out in the UK. Discontinued operations relate to the US supermarkets business, Shaw's Supermarkets, which was sold in the last financial year.

	Retailing £m	Financial services £m	Total £m
28 weeks to 8 October 2005			
Segment revenue	**8,164**	**163**	**8,327**
Underlying operating profit/(loss) from continuing operations (1)	**168**	**(5)**	**163**
Business Review and Transformation operating costs	**(14)**	**-**	**(14)**
Loss on sale of properties	**(7)**	**-**	**(7)**
Segment result	**147**	**(5)**	**142**
Finance income			**15**
Finance costs			**(70)**
Income tax expense			**(34)**
Profit for the financial period			**53**
28 weeks to 9 October 2004 (2)			
Segment revenue	7,764	133	7,897
Underlying operating profit from continuing operations (1)	148	8	156
Business Review and Transformation operating costs	(417)	-	(417)
Profit on sale of properties	8	-	8
Segment result	(261)	8	(253)
Finance income			36
Finance costs			(75)
Income tax credit			66
Profit attributable to discontinued operations	374	-	374
Profit for the financial period			148
52 weeks to 26 March 2005 (3)			
Segment revenue	14,914	288	15,202
Underlying operating profit from continuing operations (1)	308	17	325
Business Review and Transformation operating costs	(497)	-	(497)
Profit on sale of properties	21	-	21
Segment result	(168)	17	(151)
Finance income			44
Finance costs			(132)
Income tax credit			51
Share of post-tax profit from joint ventures	1	-	1
Profit attributable to discontinued operations	375	-	375
Profit for the financial period			188

(1) Profit before tax from continuing operations before finance income, finance costs, gain or loss on the sale of properties and businesses, impairment of goodwill and items that are material and infrequent in nature, such as costs arising from the closure, relocation or re-structuring of a significant operation.

(2) Revenue and cost of sales for the 28 weeks to 9 October 2004 have been restated to reduce both amounts by £82 million in order to correct a misclassification in the prior period published results. In addition, £2 million of interest incurred by Sainsbury's Bank during the period has been reclassified from cost of sales to finance income/costs, in order to be consistent with the treatment in the current period. Neither of these adjustments impact underlying or statutory profit before tax.

(3) £4 million of interest incurred by Sainsbury's Bank for the 52 weeks to 26 March 2005 has been reclassified from cost of sales to finance income/costs, in order to be consistent with the treatment in the current period. This adjustment does not impact underlying or statutory profit before tax.

5. Business Review and Transformation operating costs

	28 weeks to 8 October 2005 £m	28 weeks to 9 October 2004 £m	52 weeks to 26 March 2005 £m
Business Transformation Programme	**-**	17	17
Business Review	**10**	389	414
Total included in cost of sales	**10**	406	431
Business Transformation Programme	**-**	5 (1)	5
Business Review	**4**	6 (1)	61
Total included in administrative expenses	**4**	11	66
Total Business Review and Transformation operating costs	**14**	417	497

(1) Restated for a reallocation of employee-related costs of £4 million from Business Transformation Programme to Business Review administrative expenses. The restatement is a disclosure only, there is no impact on total Business Review and Transformation operating costs.

The Business Transformation Programme concluded in the year ended 26 March 2005, with no further costs recognised in the current financial period. Business Review costs in the 28 weeks to 8 October 2005 are primarily employee-related costs associated with the reorganisation of the depot network, as set out below:

	28 weeks to 8 October 2005 £m	28 weeks to 9 October 2004 £m	52 weeks to 26 March 2005 £m
IT systems	**-**	145	145
Employee-related	**13**	4	41
Inventories	**-**	77	90
Supply chain	**-**	119	119
Property	**-**	29	65
Other	**1**	21	15
Operating Business Review costs	**14**	395	475
Property write-downs	**-**	25	25
Total Business Review items	**14**	420	500

Property write-downs of £nil (October 2004: £25 million; March 2005: £25 million) are included within the (loss)/profit on sale of properties of £(7) million (October 2004: £8 million; March 2005: £21 million).

6. Finance income and Finance costs

	28 weeks to 8 October 2005 £m	28 weeks to 9 October 2004 (1) £m	52 weeks to 26 March 2005 (1) £m
Investment income			
Interest on bank deposits	**3**	30	33
Other income			
Net return on pension scheme assets/liabilities	**12**	6	11
Finance income	**15**	36	44
Financing fair value movements			
Fair value losses on derivatives - Bank	**(6)**	-	-
- Retail	**(4)**	-	-
	(10)	-	-
Borrowing costs			
Bank loans and overdrafts	**-**	(1)	(3)
Other loans	**(60)** (2)	(71)	(126)
Obligations under finance leases	**(2)**	(6)	(8)
	(62)	(78)	(137)
Amounts included in the cost of qualifying assets			
Interest capitalised - tangible fixed assets	**2**	3	5
Finance costs	**(70)**	(75)	(132)

(1) Interest of £2 million (for the 28 weeks to 9 October 2004) and £4 million (for the 52 weeks to 26 March 2005) incurred by Sainsbury's Bank have been reclassified from cost of sales to finance income/costs in order to be consistent with the treatment in the current period. This adjustment does not impact underlying or statutory profit before tax.

(2) Included within borrowing costs for other loans is £0.4 million of preference dividends paid in respect of outstanding B shares (see note 12b).

7. Income tax expense

	28 weeks to 8 October 2005 £m	28 weeks to 9 October 2004 £m	52 weeks to 26 March 2005 £m
Income statement expense/(credit)			
Current tax	**42**	44	66
Deferred tax	**(4)**	-	23
Current tax on Business Review and Transformation operating costs	**(6)**	(33)	(64)
Deferred tax on Business Review and Transformation operating costs	**2**	(77)	(76)
	34	(66)	(51)
Tax on underlying profit from continuing operations (1)	**41**	44	89
Tax on financing fair value movements	**(3)**	-	-
Tax on Business Review and Transformation operating costs	**(4)**	(110)	(140)
	34	(66)	(51)
Tax on items charged to equity			
Deferred tax on actuarial gains/losses on defined benefit pension schemes	**(20)**	17	38

Current tax exceeds the charge based on the statutory rate of UK corporation tax principally due to the lack of effective tax relief on depreciation of UK retail properties. It is not expected that the average effective tax rate will be materially different over the remaining financial period.

(1) Tax charge attributable to profit from continuing operations before gain or loss on the sale of properties and businesses, impairment of goodwill, financing fair value movements and items that are material and infrequent in nature, such as costs arising from the closure, relocation or re-structuring of a significant operation.

8. Reconciliation of operating profit/(loss) to net cash from operating activities

	28 weeks to 8 October 2005 £m	28 weeks to 9 October 2004 (1) £m	52 weeks to 26 March 2005 £m
Operating profit/(loss)	**142**	(253)	(151)
Adjustments for:			
- Depreciation	**238**	234	439
- Write off of fixed assets	**-**	282	293
- Amortisation of intangible assets	**13**	16	26
- Loss/(profit) on sale of property, plant and equipment	**7**	(8)	(21)
- Reversal of impairment losses	**-**	(10)	(10)
- Share-based payments	**12**	5	8
Operating cash flows before changes in working capital	**412**	266	584
Changes in working capital			
- Decrease in inventories	**8**	53	38
- Decrease in investment assets	**12**	118	119
- (Increase)/decrease in trade and other receivables	**(28)**	25	17
- Increase in loans to Sainsbury's Bank customers and other banks	**(106)**	(279)	(423)
- Increase in trade and other payables	**20**	188	275
- Increase in amounts due to Sainsbury's Bank customers	**79**	118	286
- (Decrease)/increase in provisions and other liabilities	**(28)**	21	50
Cash generated from operations	**369**	510	946
Interest paid	**(85)**	(67)	(107)
Corporation tax received/(paid)	**18**	(71)	(71)
Net cash from operating activities	**302**	372	768

(1) Restated for the change in classification of Sainsbury's Bank's assets, liabilities and cash (see note 1).

9. Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding those held by the Employee Share Ownership Plan Trusts, which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the period.

Underlying earnings per share is provided by excluding the effect of gain or loss on the sale of properties and businesses, impairment of goodwill, financing fair value movements and items that are material and infrequent in nature, such as costs arising from the closure, relocation or re-structuring of a significant operation.

	28 weeks to 8 October 2005 million	28 weeks to 9 October 2004 million	52 weeks to 26 March 2005 million
Weighted average number of shares in issue	**1,677.3**	1,814.3	1,749.9
Weighted average number of dilutive share options	**5.5**	3.0	6.7
Total number of shares for calculating diluted earnings per share	**1,682.8**	1,817.3	1,756.6

	£m	£m	£m
Profit for the financial period attributable to equity holders of the parent	**58**	146	184
Less: non-equity dividends	**-**	(112)	(113)
Profit for the financial period after non-equity dividends	**58**	34	71
Less: profit from discontinued operations	**-**	(374)	(375)
Profit/(loss) from continuing operations after non-equity dividends	**58**	(340)	(304)
Add: non-equity dividends	**-**	112	113
Business Review and Transformation operating costs, net of tax	**10**	307	357
loss/(profit) on sale of properties	**7**	(8)	(21)
financing fair value movements, net of tax	**5**	-	-
Underlying profit after tax from continuing operations	**80**	71	145

	28 weeks to 8 October 2005 Amount per share pence	28 weeks to 9 October 2004 Amount per share pence	52 weeks to 26 March 2005 Amount per share pence
All operations			
Basic earnings	**3.5**	1.9	4.1
Diluted earnings	**3.4**	1.9	4.0
Basic earnings before non-equity dividends	**3.5**	8.0	10.5
Diluted earnings before non-equity dividends	**3.4**	8.0	10.5
Continuing operations			
Basic earnings	**3.5**	(18.7)	(17.4)
Diluted earnings	**3.4**	(18.7)	(17.3)
Underlying basic earnings	**4.8**	3.9	8.3
Underlying diluted earnings	**4.8**	3.9	8.3
Discontinued operations			
Basic earnings	-	20.6	21.4
Diluted earnings	-	20.6	21.3

Prior period earnings per share has not been restated for the capital return and share consolidation as the overall commercial effect is that of a share repurchase at fair value.

10. Non-current assets held for resale

Assets held for sale of £43 million consist of properties held in the retail operations division. Sale of these assets is expected to occur during the second half of the 2006 financial year.

11. Retirement benefit obligations

Retirement benefit obligations relate to two funded defined benefit schemes, the J Sainsbury Pension and Death Benefit Scheme and the J Sainsbury Executive Pension Scheme. These schemes were closed to new employees on 31 January 2002. The assets of these schemes are held separately from the Group's assets. The Group Personal Pension Plan was closed on 31 January 2002. Two stakeholder pension schemes were launched in April 2002.

The defined benefit schemes were subject to a triennial valuation carried out by Watson Wyatt, the schemes' independent actuaries, as at March 2003, on the projected unit basis. As at 29 March 2003, the market value of the assets in the schemes was £2,258 million (2001: £2,687 million). The market value was sufficient to cover 93 per cent (2001: 106 per cent) of the total liabilities of the schemes, leaving a deficit of £161 million (2001: surplus £145 million). The results of this valuation have been used to determine the current employer and employee contribution rates respectively. The next actuarial valuation is due as at March 2006, and the results are expected to be available during the calendar year 2006.

As described in the accounting policies, under IFRS the liability recognised on the balance sheet represents the difference between the fair value of the plan assets and the present value of the defined benefit obligation, using the projected unit credit method, as at the balance sheet date.

	28 weeks to 8 October 2005 £m	28 weeks to 9 October 2004 £m	52 weeks to 26 March 2005 £m
Fair value of plan assets	**3,266**	2,807	2,976
Present value of obligations	**(3,848)**	(3,410)	(3,503)
Retirement benefit obligations	**(582)**	(603)	(527)
Deferred taxation	**174**	181	158
Net pension scheme liabilities	**(408)**	(422)	(369)

The retirement benefit obligations and the associated deferred tax asset are shown within different line items on the face of the balance sheet.

12. Dividend
(a) Equity dividends

	28 weeks to 8 October 2005	28 weeks to 9 October 2004	52 weeks to 26 March 2005
Amounts recognised as distributions to equity holders in the period:			
Dividend per share (pence)	**5.65**	11.36	13.51
Total dividend (£m)	**95**	218	254

An interim dividend was proposed in the period for the year ended 25 March 2006 of 2.15p (October 2004: 2.15p; March 2005: 5.65p) resulting in a total proposed interim dividend of £37 million (October 2004: £36 million; March 2005: £95 million). The interim dividend was declared by the Board on 10 November 2005 and as such has not been included as a liability as at 8 October 2005.

(b) Preference dividends for B shares

	28 weeks to 8 October 2005 £m	28 weeks to 9 October 2004 £m	52 weeks to 26 March 2005 £m
Preference dividend	**–**	112	113

In the current financial period, the B shares have been classified as short term borrowings, in accordance with IAS 32 'Financial Instruments: Disclosure and Presentation', as detailed in note 20. Accordingly, preference dividends paid in respect of B shares are shown as finance costs in the income statement (see note 6) and as part of operating activities in the cash flow statement for the current financial period.

On 13 May 2005, the B shares which were converted to deferred shares in the year ended 26 March 2005, were redeemed for a total consideration of one pence and were cancelled.

On 18 July 2005, 18 million B shares valued at £6 million were redeemed and a preference dividend of £0.4 million was paid in respect of outstanding B shares.

As at 8 October 2005, there are 44 million B shares valued at £15 million that have not yet been redeemed.

13. Acquisition of subsidiary

On 28 April 2005, the Group acquired 100 per cent of shares in SL Shaw UK supermarkets for a total consideration of £6 million. The acquisition had the following effect on the Group's assets and liabilities:

Acquiree's net assets at acquisition date:	**Recognised values £m**	Fair value adjustments £m	Carrying amounts £m
Property, plant and equipment	**4**	3	1
Trade payables	**(1)**	–	(1)
Net identifiable assets and liabilities	**3**	3	–
Goodwill on acquisition	**3**		
Consideration paid, in cash	**6**		

If the acquisition had occurred at the beginning of the financial period, the estimated consolidated Group revenue and consolidated Group profit would have been £8,328 million and £53 million respectively, for the 28 weeks ended 8 October 2005.

14. Assets and liabilities of Sainsbury's Bank

	28 weeks to 8 October 2005 £m	28 weeks to 9 October 2004 £m	52 weeks to 26 March 2005 £m
Non-current assets			
Property, plant and equipment and intangible assets	**34**	29	36
Loans and advances to customers due after more than one year	**1,471**	1,295	1,342
Derivative financial instruments	**1**	–	–
Deferred income tax asset	**1**	1	1
	1,507	1,325	1,379
Current assets			
Cash and cash equivalents	**136**	105	121
Treasury bills and other eligible bills	**73**	66	75
Debt securities	**5**	25	15
Loans and advances to banks	**146**	78	–
Loans and advances to customers	**1,045**	1,041	1,216
Prepayments and accrued income	**86**	37	48
	1,491	1,352	1,475
Total assets	**2,998**	2,677	2,854
Current liabilities			
Deposits by banks	**–**	–	(32)
Customer accounts	**(2,299)**	(2,318)	(2,432)
Accruals and deferred income	**(140)**	(105)	(91)
Intercompany liabilities	**(5)**	(6)	(5)
	(2,444)	(2,429)	(2,560)
Non-current liabilities			
Deposits by banks due after more than one year	**(266)**	–	(22)
Other liabilities	**–**	(1)	(1)
Intercompany liabilities	**(55)**	(33)	(44)
Derivative financial instruments	**(7)**	–	–
Loan from minority shareholder	**(45)**	(27)	(36)
	(373)	(61)	(103)
Total liabilities	**(2,817)**	(2,490)	(2,663)

15. Analysis of net debt

	26 March 2005 £m	IAS 32 and IAS 39 adjustments £m	Restated 27 March 2005 £m	Cash flow £m	Other non-cash movements £m	**8 October 2005 £m**
Current assets						
Cash and cash equivalents	585	103	688	(205)	–	**483**
Sainsbury's Bank cash	121	–	121	15	–	**136**
Derivative financial instruments	–	7	7	(4)	–	**3**
	706	110	816	(194)	–	**622**
Non-current assets						
Derivative financial instruments	–	151	151	(25)	32	**158**
Current liabilities						
Bank overdrafts	(6)	(103)	(109)	(11)	–	**(120)**
Borrowings	(348)	(143)	(491)	246	102	**(143)**
Derivative financial instruments	–	(36)	(36)	(6)	4	**(38)**
	(354)	(282)	(636)	229	106	**(301)**
Non-current liabilities						
Borrowings	(1,704)	(181)	(1,885)	100	(86)	**(1,871)**
Finance leases	(53)	–	(53)	–	–	**(53)**
Sainsbury's Bank loan from minority shareholder	(36)	–	(36)	(9)	–	**(45)**
Derivative financial instruments	–	(1)	(1)	–	1	**–**
	(1,793)	(182)	(1,975)	91	(85)	**(1,969)**
	(2,147)	(464)	(2,611)	320	21	**(2,270)**
Total net debt	(1,441)	(203)	(1,644)	101	53	**(1,490)**
Of which:						
Net debt (excluding Sainsbury's Bank)	(1,526)	(203)	(1,729)	95	53	**(1,581)**
Sainsbury's Bank	85	–	85	6	–	**91**
	(1,441)	(203)	(1,644)	101	53	**(1,490)**

Net debt incorporates the Group's borrowings (together with accrued interest and related fair value movements of derivatives), bank overdrafts and obligations under finance leases, less cash and cash equivalents.

Sainsbury's Bank derivatives and borrowings, which relate to the working capital of the bank, are excluded from the Group net debt.

16. Reconciliation of movements in equity

	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings: Own shares £m	Retained earnings: Profit and loss £m	Equity shareholders' funds £m
As at 27 March 2005	**620**	**761**	**547**	**87**	**(85)**	**2,097**	**4,027**
IAS 32 and IAS 39 adjustments	**(133)**	**1**	**-**	**-**	**-**	**(24)**	**(156)**
Restated at 27 March 2005	**487**	**762**	**547**	**87**	**(85)**	**2,073**	**3,871**
Profit for the period	**-**	**-**	**-**	**-**	**-**	**58**	**58**
Prior year dividends paid	**-**	**-**	**-**	**-**	**-**	**(95)**	**(95)**
Cash flow hedge fair value movements	**-**	**-**	**-**	**1**	**-**	**-**	**1**
Share-based payment	**-**	**-**	**-**	**-**	**-**	**12**	**12**
Actuarial loss	**-**	**-**	**-**	**(47)**	**-**	**-**	**(47)**
Shares vested	**-**	**-**	**-**	**-**	**2**	**-**	**2**
B shares redeemed	**-**	**-**	**118**	**-**	**-**	**(6)**	**112**
Allotted in respect of share option schemes	**-**	**1**	**-**	**-**	**-**	**-**	**1**
28 weeks to 8 October 2005	**487**	**763**	**665**	**41**	**(83)**	**2,042**	**3,915**
As at 28 March 2004	486	1,438	-	-	(86)	2,821	4,659
Profit for the period	-	-	-	-	-	146	146
Non-equity dividends	-	-	-	-	-	(112)	(112)
Prior year dividends paid	-	-	-	-	-	(218)	(218)
Share-based payment	-	-	-	-	-	5	5
Currency translation	-	-	-	1	-	-	1
Actuarial gain	-	-	-	40	-	-	40
Issue of B shares (1)	680	(681)	-	-	-	-	(1)
Share redemption (2)	(527)	-	527	-	-	(529)	(529)
Allotted in respect of share option schemes	1	-	-	-	-	-	1
28 weeks to 9 October 2004	640	757	527	41	(86)	2,113	3,992
As at 28 March 2004	486	1,438	-	-	(86)	2,821	4,659
Profit for the period	-	-	-	-	-	184	184
Non-equity dividends	-	-	-	-	-	(113)	(113)
Equity dividends	-	-	-	-	-	(36)	(36)
Prior year dividends paid	-	-	-	-	-	(218)	(218)
Share-based payment	-	-	-	-	-	8	8
Currency translation	-	-	-	(3)	-	-	(3)
Actuarial gain	-	-	-	90	-	-	90
Issue of B shares (1)	680	(681)	-	-	-	-	(1)
Share redemption (2)	(547)	-	547	-	-	(549)	(549)
Shares vested	-	-	-	-	1	-	1
Allotted in respect of share option schemes	1	4	-	-	-	-	5
52 weeks to 26 March 2005	620	761	547	87	(85)	2,097	4,027

(1) Share premium account includes B shares issue costs of £1 million.
(2) Profit and loss account includes share redemption expenses of £2 million.

17. Contingent liabilities

As noted in the Annual Report and Financial Statements 2005, HM Revenue and Customs have challenged the way that Sainsbury's Supermarkets accounts for VAT on Nectar rewards redeemed in stores by customers. Professional advice has been taken which indicates current treatment is correct. The possible total liability at 8 October 2005 is £25 million (March 2005: £22 million) and was not provided for in the accounts as it is considered unlikely to arise.

18. Subsequent events

On 27 October 2005, the Group announced that the IT services currently provided by Accenture will be migrated back to the Group, together with a number of Accenture employees. These termination and/or transition costs will not affect underlying profit for the year ended 25 March 2006 and will be disclosed separately. No provision for these costs has been made in the 28 weeks to 8 October 2005 and all the costs of migration will be recognised in the second half of the 2006 financial year. These costs will be in addition to the Business Review costs already described above.

19. Explanation of transition to IFRS

This is the first period that the Group has presented its interim results under IFRS. The last financial statements under UK GAAP were for the 52 weeks ended 26 March 2005. From 27 March 2005, the Group adopted IFRS as adopted by the EU and implemented in the UK.

For the UK GAAP to IFRS equity reconciliations at 28 March 2004 (date of transition) and 26 March 2005 (latest annual period) and profit and loss reconciliation for the 52 weeks ended 26 March 2005, please visit our website www.j-sainsbury.co.uk and view the announcements made on 16 June 2005. In addition to those announcements, a further IFRS adjustment has been made in relation to leases with predetermined, fixed rental increases following recent guidance from the International Financial Reporting Interpretations Committee ("IFRIC"). Please refer below for the explanation and details of the adjustments.

Set out below is the UK GAAP to IFRS equity reconciliation at 9 October 2004 and profit and loss reconciliation for the 28 weeks ended 9 October 2004. For further details, please visit our website and view the announcement made on 7 October 2005.

Profit after taxation for the 28 weeks ended 9 October 2004

	UK GAAP (1) £m	Adjustments £m	IFRS £m
Continuing operations			
Revenue	8,104	(207)	7,897
Cost of sales	(7,935)	183	(7,752)
Gross profit	169	(24)	145
Administrative expenses	(424)	18	(406)
Other income	8	–	8
Operating loss	(247)	(6)	(253)
Finance income	30	6	36
Finance costs	(73)	(2)	(75)
Loss before tax	(290)	(2)	(292)
Analysed as:			
Underlying profit before tax from continuing operations (2)	131	(14)	117
Business Review and Transformation operating costs	(427)	10	(417)
Profit on sale of properties	8	–	8
Goodwill amortisation	(2)	2	-
	(290)	(2)	(292)
Income tax credit	65	1	66
Loss from continuing operations	(225)	(1)	(226)
Discontinued operations			
Profit attributable to discontinued operations	251	123	374
Profit for the financial period	26	122	148
Attributable to:			
Equity holders of the parent	24	122	146
Minority interests	2	–	2
	26	122	148

(1) Revenue and cost of sales for the 28 weeks to 9 October 2004 have been restated to reduce both amounts by £82 million in order to correct a misclassification in the prior period published results. In addition, £2 million of interest incurred by Sainsbury's Bank during the period has been reclassified from cost of sales to finance income/costs, in order to be consistent with the treatment in the current period. Neither of these adjustments impact underlying or statutory profit before tax.

(2) Profit before tax from continuing operations before gain or loss on the sale of properties and businesses, impairment of goodwill, financing fair value movements and items that are material and infrequent in nature, such as costs arising from the closure, relocation or re-structuring of a significant operation.

Net assets as at 9 October 2004	UK GAAP (1) £m	Adjustments £m	IFRS £m
Non-current assets			
Property, plant and equipment	7,335	(84)	7,251
Intangible assets	120	80	200
Loans to Sainsbury's Bank customers and other banks	1,295	-	1,295
Deferred income tax asset	-	181	181
Other investments	19	-	19
	8,769	177	8,946
Current assets			
Inventories	553	-	553
Trade and other receivables	293	-	293
Loans to Sainsbury's Bank customers and other banks	1,119	-	1,119
Investment securities	120	(29)	91
Cash and cash equivalents	494	29	523
	2,579	-	2,579
Non-current assets held for resale	60	-	60
	2,639	-	2,639
Total assets	11,408	177	11,585
Current liabilities			
Trade and other payables	(2,041)	31	(2,010)
Amounts due to Sainsbury's Bank customers	(2,318)	-	(2,318)
Short term borrowings	(399)	-	(399)
Taxes payable	45	-	45
	(4,713)	31	(4,682)
Net current liabilities	(2,074)	31	(2,043)
Non-current liabilities			
Long term borrowings	(1,779)	(53)	(1,832)
Loan from minority shareholder	(27)	-	(27)
Deferred income tax liability	(223)	14	(209)
Retirement benefit obligations	-	(603)	(603)
Provisions and other liabilities	(131)	(26)	(157)
	(2,160)	(668)	(2,828)
Net assets	4,535	(460)	4,075
Equity			
Called up share capital	640	-	640
Share premium account	757	-	757
Capital redemption reserve	527	-	527
Other reserves	1	40	41
Retained earnings	2,527	(500)	2,027
Equity shareholders' funds	4,452	(460)	3,992
Minority interests	83	-	83
Total equity	4,535	(460)	4,075

(1) Restated for the change in classification of Sainsbury's Bank's assets, liabilities and cash (see note 1).

The following are explanations of the material adjustments resulting from the transition from UK GAAP to IFRS.

Leasing

a) Capitalisation of building leases

The Group recognised finance leases under the recognition criteria set out in SSAP 21 for the results for the 28 weeks to 9 October 2004. Although the accounting treatment of finance leases remains largely the same under IFRS, the application of IAS 17 'Leases' results in the building element of a number of property leases being classified as finance leases. As a result, the Group's IFRS opening balance sheet at 28 March 2004 includes additional fixed assets of £37 million and additional finance lease obligations of £53 million resulting in a reduction in net assets of £11 million after deferred tax.

The main impact on the income statement is that the operating lease payment charged to operating profit under UK GAAP is replaced with a depreciation charge on the finance lease asset and a financing charge on the obligation. The pre-tax impact on the income statement for the 28 weeks to 9 October 2004 is a reduction in operating costs of £1 million and an increase in finance costs of £2 million. This results in a net charge of £1 million after deferred tax.

b) Lease incentives

Under UK GAAP, rent-free periods are recognised over the period to the first market rent review. Under IAS 17, these are amortised over the term of the lease. As a result the Group's IFRS opening balance sheet at 28 March 2004 includes additional deferred income of £4 million. The pre-tax impact for the 28 weeks to 9 October 2004 is an increase in operating costs of £1 million (£1 million after deferred tax).

c) Leases with predetermined, fixed rental increases

Recent comments by the IFRIC have indicated that under IFRS, it is necessary to account for leases with predetermined, fixed rental increases on a straight line basis over the life of the lease. Under UK GAAP, the Group accounted for these rental increases in the year they arose.

The pre-tax impact of adopting this treatment for the 28 weeks to 9 October 2004 is an increase in operating costs of £2 million (£1 million after deferred tax).

This represents a change in the IFRS information previously announced on 16 June 2005 and 7 October 2005.

The impact of this change at the date of transition is a reduction in retained earnings of £17 million (£12 million after deferred tax) at 28 March 2004. The impact on the 2005 financial year is an increase in operating costs of £4 million (£3 million after deferred tax) and a reduction in retained earnings of £21 million (£15 million after deferred tax) as at 26 March 2005.

Pensions

The Group applied the provisions of SSAP 24 under UK GAAP for the results for the 28 weeks to 9 October 2004 and provided detailed disclosure under FRS 17 in accounting for pensions. Under IFRS, the Group's opening balance sheet at 28 March 2004 reflects the assets and liabilities of the Group's defined benefit schemes, with a total gross deficit of £715 million. As allowed in the amendment to IAS 19 (December 2004), the Group has elected to recognise all cumulative actuarial gains and losses through the statement of recognised income and expense.

The opening net pension deficit includes £30 million (£50 million gross deficit before deferred tax of £20 million - calculated at the US corporate tax rate of 40 per cent) relating to the US supermarkets business, Shaw's. This deficit has been transferred as part of the sale of Shaw's with the effect of increasing the reported gain on sale. This is recorded as an increase in the 'Profit attributable to discontinued operations' in the income statement for the 28 weeks to 9 October 2004.

The income statement adjustment for the 28 weeks to 9 October 2004 arising from the adoption of IAS 19 includes a small increase in operating expenses of £1 million and a reduction in finance costs of £6 million, resulting in a net 'credit' of £5 million. The annual charge through the income statement is lower under IAS 19 than under SSAP 24 because the SSAP 24 charge contains additional contributions to amortise the £161 million actuarial deficit identified in March 2003. The calculation of the IAS 19 income statement charge does not include these contributions.

The actuarial gain before tax of £57 million and the associated deferred tax impact of £17 million has been recognised in the statement of recognised income and expense for the 28 weeks to 9 October 2004. The pension scheme deficit, net of deferred tax, under IFRS at 9 October 2004 reduced to £422 million.

Other employee benefits
Under UK GAAP no provision is made for long-service awards. Under IAS 19, the costs of long-service awards are accrued over the period the service is provided by the employee. As a result, a provision for long-service awards is included in the opening IFRS balance sheet to the value of £7 million (£5 million after deferred tax). There is no income statement charge in respect of this provision in the 28 weeks to 9 October 2004.

Share-based payment
IFRS 2 'Share-based Payment' requires that an expense for share-based payments, including SAYE schemes, be recognised in the financial statements based on their fair value at the date of grant. The expense is recognised over the vesting period of the scheme.

The additional pre-tax charge arising from the adoption of IFRS 2 on the Group's income statement is £5 million for the 28 weeks to 9 October 2004 (£4 million after deferred tax). The adjustment is comparatively low because the executive share options granted since 2002 are unlikely to vest and as a result there is no charge relating to these awards.

Intangible assets
a) Software capitalisation
Under UK GAAP, software is included within tangible fixed assets. Under IFRS, software is reclassified from tangible fixed assets and recorded within intangible assets. The balance sheet reclassification amounts to £86 million as at 28 March 2004 and £79 million as at 9 October 2004. There is no income statement impact.

b) Goodwill
Previously goodwill on acquisitions was capitalised and amortised over its useful economic life. Under IFRS, amortisation is no longer charged, instead goodwill is tested for impairment annually and again where indicators are deemed to exist. Goodwill is carried at cost less accumulated impairment losses.

The goodwill amortisation charge for the 28 weeks to 9 October 2004 under UK GAAP of £2 million reverses in the IFRS accounts. No impairment charge relating to acquired goodwill has been recognised as at 9 October 2004.

Under UK GAAP, goodwill previously set off against reserves is recycled on the sale of the entity to which it relates. However, this 'recycling' is not permitted under IFRS. As a result, the goodwill recycled upon disposal of the US supermarkets business, Shaw's, is reversed, resulting in an increase to the gain on sale of £86 million. This is recorded as an increase in the 'Profit attributable to discontinued operations' on the face of the income statement for the 28 weeks to 9 October 2004.

Deferred and current tax
IFRS accounting adjustments have been tax affected where appropriate. Under IFRS, deferred tax is accounted for on the basis of taxable temporary differences arising from timing differences. As a result the IFRS balance sheet will include an additional deferred tax liability of £7 million arising from the £22 million property revaluation reserve that is disclosed in the UK GAAP accounts.

Impairment of non-financial assets
Under IFRS, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit ("CGU") to which the asset belongs. Industry interpretation is that each trading store is deemed to be a CGU. As at the opening balance sheet date (28 March 2004), 27 stores were deemed to be impaired resulting in an impairment of £51 million (£44 million net of deferred tax). This total includes the 13 stores that the Group announced would be closed as part of the Business Review.

A similar review was performed for the 2005 financial year and no further impairment was deemed necessary.

The above results in a £11 million increase to profit before tax for the 28 weeks to 9 October 2004 (£9 million after deferred tax) of which £10 million is a reduction in the Business Review costs treated as exceptional items under UK GAAP.

Dividends
Under UK GAAP, dividends are recognised in the period to which they relate. IFRS requires that dividends are recognised as a liability when they are declared (i.e. approved by shareholders or, in the case of interim dividends, when paid). Accordingly, the final dividend for the 2004 financial year (£218 million) is not accrued in the balance sheet at 28 March 2004. The final dividend of £218 million is recognised directly as an appropriation of retained earnings in the 28 weeks to 9 October 2004.

Discontinued operations
The income statement shows results from discontinued operations separately from continuing operations. This has the effect of having one line representing the trading profit of discontinued operations and any gain or loss on sale. Revenue, expenses and profit from continuing operations are shown separately. This is a re-presentation and there is no impact on the total Group profit after tax as presented under UK GAAP.

IFRS 1 - First-time adoption of IFRS
The Group's date of transition to IFRS is 28 March 2004. IFRS 1 'First-time Adoption of International Financial Reporting Standards' allows companies adopting IFRS for the first time to take certain exemptions from the full requirements of IFRS in the year of transition (i.e. the 2005 financial year).

The Group has elected to take the following key exemptions:

a) IFRS 3 - Business combinations
The Group has elected not to apply IFRS 3 'Business Combinations' retrospectively to acquisitions that took place before the date of transition. As a result, the carrying amount of goodwill in the UK GAAP balance sheet at 27 March 2004 is brought forward to the IFRS opening balance sheet without adjustment.

b) IAS 19 - Employee benefits - actuarial gains and losses
The Group has elected to recognise all cumulative actuarial gains and losses at the date of transition.

c) IAS 21 - Cumulative translation differences
Under IFRS, cumulative translation differences arising on the consolidation of foreign entities are required to be recycled through the income statement when a foreign entity is sold as part of the gain or loss on sale. IFRS 1 allows the Group to not record cumulative translation differences arising before the date of transition. The Group has elected to take this exemption and have brought forward a nil balance in respect of these translation differences.

d) IAS 32 and IAS 39 - Financial instruments
The Group has taken the option to defer the implementation of IAS 32 and IAS 39 to the financial year ending 25 March 2006. Therefore, financial instruments continue to be accounted for and presented in accordance with UK GAAP for the year ended 26 March 2005.

e) IAS 16 - Valuation of properties
The Group has elected to treat the revalued amount of properties at 28 March 2004 as deemed cost as at that date and will not revalue for accounting purposes in the future.

f) IFRS 2 - Share-based payment
IFRS 1 provides an exemption which allows entities to only apply IFRS 2 'Share-based Payment' to share-based payment awards granted after November 2002. The Group has not taken this exemption but has elected to apply IFRS 2 to share options granted before 7 November 2002. The fair value of those options has been published on our website www.j-sainsbury.co.uk on 26 April 2005.

20. First time adoption of IAS 32 and IAS 39
The Group has adopted IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' with effect from 27 March 2005. The Group has taken the exemption available in IFRS 1 'First-time Adoption of International Financial Reporting Standards' not to restate comparatives for both IAS 32 and IAS 39.

The adjustments to the opening balance sheet at 27 March 2005 are as follows:

	IFRS 27 March 2005 £m	IAS 32 adjustments £m	IAS 39 adjustments £m	Restated IFRS 27 March 2005 £m
Non-current assets				
Property, plant and equipment	7,076	-	-	7,076
Intangible assets	203	-	-	203
Loans to Sainsbury's Bank customers	1,342	-	-	1,342
Derivative financial instruments	-	-	154	154
Deferred income tax asset	158	-	-	158
Other investments	20	-	-	20
	8,799	-	154	8,953
Current assets				
Inventories	559	-	-	559
Trade and other receivables	319	-	(20)	299
Loans to Sainsbury's Bank customers and other banks	1,216	-	(2)	1,214
Held-to-maturity investments	-	90	-	90
Derivative financial instruments	-	-	7	7
Investment securities	90	(90)	-	-
Cash and cash equivalents	706	103	-	809
	2,890	103	(15)	2,978
Non-current assets held for resale	87	-	-	87
	2,977	103	(15)	3,065
Current liabilities				
Trade and other payables	(2,099)	-	68	(2,031)
Amounts due to Sainsbury's Bank customers and other banks	(2,464)	-	-	(2,464)
Short term borrowings	(354)	(236)	(10)	(600)
Derivative financial instruments	-	-	(36)	(36)
Taxes payable	(55)	-	-	(55)
	(4,972)	(236)	22	(5,186)
Non-current liabilities				
Long term borrowings	(1,783)	-	(181)	(1,964)
Loan from minority shareholder	(36)	-	-	(36)
Derivative financial instruments	-	-	(3)	(3)
Deferred income tax liability	(159)	-	-	(159)
Retirement benefit obligations	(527)	-	-	(527)
Provisions and other liabilities	(187)	-	-	(187)
	(2,692)	-	(184)	(2,876)
Net assets	4,112	(133)	(23)	3,956
Equity				
Called up share capital	620	(133)	-	487
Share premium account	761	1	-	762
Capital redemption reserve	547	-	-	547
Other reserves	87	-	-	87
Retained earnings	2,012	(1)	(23)	1,988
Equity shareholders' fund	4,027	(133)	(23)	3,871
Minority interests	85	-	-	85
Total equity	4,112	(133)	(23)	3,956

Under IAS 39 all of the Group's derivative financial instruments are measured at fair value and recognised on the balance sheet. Where the instruments are part of a qualifying hedge relationship the carrying amount of the hedged item is adjusted by the change in fair value that reflects the designated hedged risk.

The Group chooses not to hedge account for certain interest rate and cross currency swaps. In these cases the difference between the previously reported carrying value and the fair value of the derivative financial instrument has been recognised directly in opening retained earnings. The difference between the previously reported carrying value and the fair value of the hedged item that reflects the designated hedged risk has also been recognised directly in opening retained earnings and will be fully amortised through the income statement by maturity.

A portion of the Group's interest rate swaps do not qualify as hedging instruments under IAS 39. At the date of transition the difference between the previously reported carrying value and the fair value of these swaps was £23 million and has been recognised directly in opening retained earnings. Movements in the fair value of these instruments are recognised in the income statement.

The majority of the Group's bank accounts are pooled in an offset arrangement for the purpose of charging interest. Under IAS 32 financial assets and financial liabilities must be separately disclosed. The effect of grossing up the Group bank accounts at 27 March 2005 is to increase overdrafts and cash at bank by £103 million.

Under IAS 32, the Group must present the B shares, which have previously been included as part of equity, as a current liability. Dividends paid on the B shares are recognised in the income statement as part of finance costs. The carrying value of the B share capital at 27 March 2005 was £133 million.

21. Accounting policies

The principal accounting policies that have been applied in the preparation of these financial statements are set out below:

Consolidation

The Group's financial statements include the results of the Company and all its subsidiaries, associates and joint ventures, to the extent of Group ownership.

The results of subsidiaries and associates are included in the consolidated income statement from the date of acquisition, or in the case of disposals, up to the effective date of disposal.
The Group's interests in its joint ventures and associates are incorporated in the financial statements using the equity method of accounting.

Revenue

Revenue consists of sales through retail outlets and, in the case of Sainsbury's Bank, interest receivable, fees and commissions.

Revenue is recognised when the significant risks and rewards of underlying products and services have been passed to the buyer and can be measured reliably.

Sales through retail outlets are shown net of the cost of Nectar reward points issued and redeemed, staff discounts, vouchers and sales made on an agency basis. Commission income is recognised in revenue based on the terms of the contract.

Operating lease income consists of rentals from properties held for disposal or sub-tenant agreements and is recognised as earned.

Sainsbury's Bank

Interest income is recognised in the income statement for all instruments measured at amortised cost using the effective interest method.

Fees and commissions are generally recognised on an accrual basis when the service has been provided. Fees and commissions which are considered to be an integral part of the yield on a financial instrument (including processing costs on credit cards and money supermarket commission costs on loans) are deferred and recognised as an adjustment to the effective interest rate. Fees and commissions which are earned as the service is provided (including credit card insurance commission and transaction fee income on credit cards) are not considered incremental and directly attributable to the origination of the financial instrument, and are recognised when receivable.

Where there is a risk of potential claw back, for example on commissions earned on credit insurance, an appropriate element of the insurance commission receivable is deferred and amortised over the expected life of the underlying loan.

Cost of sales

Cost of sales consists of all costs to the point of sale including warehouse and transportation costs, all the costs of operating retail outlets and, in the case of Sainsbury's Bank, interest payable on operating activities.

Sainsbury's Bank
Interest expense is recognised in the income statement for all instruments measured at amortised cost using the effective interest method.

Deferred taxation
Deferred tax is accounted for on the basis of temporary differences arising from differences between the tax base and accounting base of assets and liabilities. Temporary differences include property revaluations.

Deferred tax is recognised for all taxable temporary differences, except to the extent where it arises from the initial recognition of an asset or a liability in a transaction that is not a business combination and at the time of transaction, affects neither accounting profit nor taxable profit.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised.

Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Intangible assets
Pharmacy licences
Pharmacy licences are included in intangible assets and amortised on a straight-line basis over their useful economic life of 15 years.

Computer software
Externally acquired computer software and software licences are capitalised and amortised on a straight-line basis over their useful economic life. Costs relating to development of computer software for internal use are capitalised once the recognition criteria are met under IAS 38 'Intangible Assets'. Once the software is available for its intended use, these costs are amortised over the estimated useful life of the software.

Goodwill
Goodwill represents the excess of the fair value of the consideration of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is recognised as an asset on the Group's balance sheet in the year in which it arises. Goodwill is tested for impairment annually and again whenever indicators of impairment are detected and is carried at cost less accumulated impairment losses.

Property, plant and equipment
Land and buildings
Land and buildings are stated at cost less accumulated depreciation and any recognised impairment loss. Properties in the course of construction are held at cost less any recognised impairment loss. Cost includes any directly attributable costs and borrowing costs capitalised in accordance with the Group's accounting policy.

Fixtures, equipment and vehicles
Fixtures, equipment and vehicles are held at cost less accumulated depreciation and any recognised impairment loss.

Depreciation
Depreciation is charged to the income statement on a straight-line method on the following bases:

- Freehold buildings and leasehold properties - 50 years, or the lease term if shorter
- Fixtures, equipment and vehicles - 3 to 15 years
- Freehold land is not depreciated

Land and buildings under construction and non-current assets held for resale are not depreciated.

Impairment of non-financial assets
At each full year balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Any impairment charge is recognised in the income statement in the year in which it occurs.

Where an impairment loss, other than an impairment loss on goodwill, subsequently reverses due to a change in the original estimate, the carrying amount of the asset is increased to the revised estimate of its recoverable amount.

Capitalisation of interest
Interest costs that are directly attributable to the acquisition or construction of qualifying assets are capitalised gross of tax relief.

Leased assets
Leases in which a significant portion of the risks and rewards of ownership are retained by the Group are classified as finance leases. All other leases are classified as operating leases. For property leases, the land and building elements are treated separately to determine the appropriate lease classification.

Finance leases
Assets funded through finance leases are capitalised as fixed assets and depreciated over their estimated useful lives or the lease term, whichever is shorter. The resulting lease obligations are included in creditors net of finance charges. Interest costs on finance leases are charged directly to the income statement.

Operating leases
Assets leased under operating leases are not recorded on the balance sheet. Rental payments are charged directly to the income statement.

Lease incentives
Lease incentives primarily include up-front cash payments or rent-free periods. Lease incentives are capitalised and spread over the period of the lease term.

Leases with predetermined, fixed rental increases
The Group has a number of leases with predetermined, fixed rental increases. These rental increases are accounted for on a straight-line basis over the period of the lease term.

Employee benefits
Pensions
The Group accounts for pensions and other post-retirement benefits under IAS 19 'Employee Benefits'. In respect of defined benefit pension schemes, the pension scheme deficit recognised in the balance sheet represents the difference between the fair value of the plan assets and the present value of the defined benefit obligation at the balance sheet date. The defined benefit obligation is actuarially calculated on an annual basis using the projected unit credit method. Plan assets are recorded at fair value.

The income statement charge is split between an operating service cost and financing charge. Actuarial gains and losses are recognised in full in the period, in the statement of recognised income and expense.

Payments to defined contribution pension schemes are charged as an expense as they fall due. Any contributions unpaid at the balance sheet date are included as an accrual as at that date.

Long service awards
The costs of long service awards are accrued over the period the service is provided by the employee.

Share-based payment
The Group provides benefits to employees (including directors) of the Group in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

The fair value of the employee services rendered is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions.

All share options and other share-based payments are valued using an option-pricing model (Black Scholes or Monte Carlo). This fair value is charged to the income statement over the vesting period of the share-based payment scheme, with the corresponding increase in equity.

The value of the charge is adjusted over the remainder of the vesting period to reflect expected and actual levels of options vesting, with the corresponding adjustment made in equity.

Inventories
Inventories are valued at the lower of cost and net realisable value. Inventories at warehouses are valued on a first-in, first-out basis. Those at retail outlets are valued at calculated average cost prices.

Foreign currencies

On consolidation, assets and liabilities of foreign undertakings are translated into sterling at year-end exchange rates. The results of foreign undertakings are translated into sterling at average rates of exchange for the year.

Exchange differences arising from the retranslation at year-end exchange rates of the net investment in foreign undertakings, less exchange differences on foreign currency borrowings or forward contracts which finance or hedge those undertakings, are taken to equity and are reported in the statement of recognised income and expense.

Trading transactions denominated in foreign currencies are translated at the exchange rate at the date of the transaction.

Financial instruments

Financial assets

'Financial assets at fair value through profit and loss' include financial assets held for trading and those designated at fair value through profit or loss at inception. Derivatives are classified as held for trading unless they are accounted for as an effective hedging instrument. 'Financial assets at fair value through profit and loss' are recorded at fair value, with any gains or losses recognised in the income statement as a non-cash expense in the period in which they arise.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Group has no intention of trading these loans and receivables. They include amounts due from Sainsbury's Bank customers and amounts due from other banks. Subsequent to initial recognition, these assets are carried at amortised cost using the Effective Interest Rate ("EIR") method. Income from these financial assets is calculated on an effective yield basis and is recognised in the income statement.

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. Subsequent to initial recognition, these assets are recorded at amortised cost using the EIR method. Income is calculated on an effective yield basis and is recognised in the income statement.

Available-for-sale investments ("AFS") are those investments that are intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates or equity prices, predominately equity securities. Subsequent to initial recognition, these assets are recorded at fair value with the movements in fair value taken directly to equity until the financial asset is derecognised or impaired at which time the cumulative gain or loss previously recognised in equity should be recognised in the income statement. Dividends on AFS equity instruments are recognised in the income statement when the entity's right to receive payment is established. Interest on AFS debt instruments is recognised using the economic interest rate method.

Purchases and sales of 'financial assets at fair value through profit or loss', held-to-maturity and AFS investments are recognised on trade-date. Loans are recognised when cash is advanced to the borrowers. Financial assets are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through the profit and loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or where the Group has transferred substantially all risks and rewards of ownership.

Impairment of financial assets

An assessment of whether there is objective evidence of impairment is carried out for all financial assets or groups of financial assets at the balance sheet date. This assessment may be of individual assets ('individual impairment') or of a portfolio of assets ('collective impairment'). A financial asset or a group of financial assets is considered to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

For individual impairment the principal loss event is one or more missed payments, although other loss events can also be taken into account, including arrangements in place to pay less than the contractual payments, fraud and bankruptcy or other financial difficulties indicators. An assessment of collective impairment will be made of financial assets with similar risk characteristics. For these assets, portfolio loss experience is used to provide objective evidence of impairment.

Where there is objective evidence that an impairment loss exists on loans and receivables or held-to-maturity investments, impairment provisions are made to reduce the carrying value of financial assets to the present value of estimated future cash flows discounted at the financial asset's original effective interest rate.

For financial assets carried at amortised cost, the charge to the income statement reflects the movement in the level of provisions made, together with amounts written off net of recoveries in the year.

In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement - is removed from equity and recognised in the income statement.

Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss is reversed through the income statement.

Interest will continue to accrue on all financial assets, based on the written down balance. Interest is calculated using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. To the extent that a provision may be increased or decreased in subsequent periods, the recognition of interest will be based on the latest balance net of provision.

Financial liabilities
Interest-bearing bank loans and overdrafts are recorded initially at fair value which is generally the proceeds received, net of direct issue costs.

Finance charges, including premiums payable on settlement or redemption and direct issue costs are accounted for on an accrual basis to the income statement using the EIR method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Redeemable preference shares
Redeemable preference shares that exhibit the characteristics of a liability are recognised as a liability on the balance sheet. The corresponding dividends on these shares are recognised as finance costs through the income statement.

Derivative financial instruments and hedge accounting
The Group's activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Group principally uses foreign exchange forward contracts and interest rate swap contracts to hedge these exposures.

The use of financial derivatives is governed by the Group's treasury policies approved by the Board. The Group does not use derivative financial instruments for speculative purposes.

All derivative financial instruments are initially measured at fair value on the contract date and are also measured at fair value at subsequent reporting dates.

Hedge relationships are classified as cash flow hedges where the derivative financial instruments hedge the currency risk of anticipated future inventory purchases. Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity and the ineffective portion is recognised immediately in the income statement. If the cash flow hedge of a firm commitment or forecasted transaction results in the recognition of a non-financial asset or liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability.

Hedge relationships are classified as fair value hedges where the derivative financial instruments hedge the change in the fair value of a financial asset or liability due to foreign currency risk and/or interest rate risk. The changes in fair value of the hedging instrument are recognised in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognised in the income statement.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as finance income/costs as they arise.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement for the period.

Offsetting financial instruments
Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

Financial instruments (prior year comparatives)
The Group has taken the exemption available in IFRS 1 'First-time Adoption of International Financial Reporting Standards' not to restate comparatives for IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement'. As such, financial instruments were accounted for and presented in accordance with UK GAAP for the comparatives presented (year ended 26 March 2005).

The Group's accounting policy for financial instruments under UK GAAP is set out below:

The derivative financial instruments used by the Group to manage its interest rate and currency risks are interest rate swaps and swap options, cross currency swaps, forward rate contracts and currency options.

Interest payments or receipts arising from derivative instruments are recognised within net interest payable over the period of the contract. Any premium or discount arising is amortised over the life of the instruments.

Forward currency contracts entered into with respect to trading transactions are accounted for as hedges, with the instruments' impact on profit not recognised until the underlying transaction is recognised in the profit and loss account.

Termination payments made or received in respect of derivatives are spread over the life of the underlying exposure in cases where the underlying exposure continues to exist and taken to the profit and loss account where the underlying exposure ceases to exist.

Independent review report to the Directors of J Sainsbury plc

Introduction

We have been instructed by the company to review the financial information for the 28 weeks ended 8 October 2005 which comprises the consolidated income statement, consolidated statement of recognised income and expense, consolidated balance sheet, consolidated cash flow statement and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in Note 2, the next annual financial statements of the Company will be prepared in accordance with accounting standards adopted for use in the European Union. This interim report has been prepared in accordance with the basis set out in Note 2.

The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. As explained in note 2, there is, however, a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards adopted for use in the European Union. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 25 March 2006 are not known with certainty at the time of preparing this interim financial information.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 28 weeks ended 8 October 2005.

PricewaterhouseCoopers LLP
Chartered Accountants
London
16 November 2005

Notes

(a) The maintenance and integrity of the J Sainsbury plc web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the web site.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.